UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 16, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.1      Press release dated December 19, 2006
         CDC Games Makes Investment In Strategic Online Games Developer in
         Korea

1.2      Press release dated December 20, 2006
         Davidson Companies Selects CDC Software’s Pivotal CRM

1.3      Press release dated December 22, 2006
         China.com Inc. Shareholders Approve Internal Restructuring of CDC
         Games

1.4      Press release dated December 27, 2006
         CDC Corporation Promotes Kim Liou to General Counsel

1.5      Press release dated December 28, 2006
         CDC Software Names Heath Williams Vice President of Sales for
         Enterprise Solutions in EMEA

1.6      Press release dated December 29, 2006
         CDC Completes Internal Restructuring of CDC Games

1.7      Press release dated January 3, 2007
         CDC Games Appoints John Lee as President

1.8      Press release dated January 4, 2007
         CDC Games Announces Highly Anticipated Major Upgrade of Its
         Widely Popular and Successful Yulgang Online Game

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: January 4, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated December 19, 2006 -- CDC Games Makes Investment In Strategic Online Games Developer in Korea
1.2	Press release dated December 20, 2006 -- Davidson Companies Selects CDC Software’s Pivotal CRM
1.3	Press release dated December 22, 2006 -- China.com Inc. Shareholders Approve Internal Restructuring of CDC Games
1.4	Press release dated December 27, 2006 -- CDC Corporation Promotes Kim Liou to General Counsel
1.5	Press release dated December 28, 2006 -- CDC Software Names Heath Williams Vice President of Sales for Enterprise Solutions in EMEA
1.6	Press release dated December 29, 2006 -- CDC Completes Internal Restructuring of CDC Games
1.7	Press release dated January 3, 2007 -- CDC Games Appoints John Lee as President
1.8	Press release dated January 4, 2007 -- CDC Games Announces Highly Anticipated Major Upgrade of Its Widely Popular and Successful Yulgang Online Game